SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            -------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                              (Amendment No. )(1)

                              Bimini Mortgage Management, Inc.

                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
             ------------------------------------------------------
                         (Title of Class of Securities)

                                    09031E400
             ------------------------------------------------------
                                 (CUSIP NUMBER)

                                December 31, 2005

             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                / / Rule 13d-1(b)
                                /X/ Rule 13d-1(c)
                                / / Rule 13d-1(d)


____________________

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
     NAME OF REPORTING PERSONS: Jeffrey A. Miller
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                    (a)     0
                                                                    (b)    |X|
--------------------------------------------------------------------------------
     SEC USE ONLY

--------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION        United States of America

--------------------------------------------------------------------------------
   NUMBER OF             SOLE VOTING POWER                          0
    SHARES
 BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
  PERSON WITH
--------------------------------------------------------------------------------
                   SHARED VOTING POWER                              1,486,600

--------------------------------------------------------------------------------
                   SOLE DISPOSITIVE POWER                           0

--------------------------------------------------------------------------------
                   SHARED DISPOSITIVE POWER                         1,486,600

--------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   1,486,600


--------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*
--------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                7.3%

--------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*                                      IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------------------------------------------------------
     NAME OF REPORTING PERSONS: Eric D. Jacobs
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                    (a)     0
                                                                    (b)    |X|
--------------------------------------------------------------------------------
     SEC USE ONLY

--------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION        United States of America

--------------------------------------------------------------------------------
   NUMBER OF             SOLE VOTING POWER                          0
    SHARES
 BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
  PERSON WITH
--------------------------------------------------------------------------------
                   SHARED VOTING POWER                           1,486,600

--------------------------------------------------------------------------------
                   SOLE DISPOSITIVE POWER                           0

--------------------------------------------------------------------------------
                   SHARED DISPOSITIVE POWER                     1,486,600

--------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   1,486,600


--------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*
--------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)              7.3%

--------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*                                      IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS: Miller & Jacobs Capital, L.L.C.
1.      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)  13-3920489
--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                    (a)     0
                                                                    (b)    |X|
--------------------------------------------------------------------------------
     SEC USE ONLY

--------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION        U.S. Virgin Islands

--------------------------------------------------------------------------------
   NUMBER OF             SOLE VOTING POWER                          0
    SHARES
 BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
  PERSON WITH
--------------------------------------------------------------------------------
                   SHARED VOTING POWER                            1,486,600

--------------------------------------------------------------------------------
                   SOLE DISPOSITIVE POWER                           0

--------------------------------------------------------------------------------
                   SHARED DISPOSITIVE POWER                       1,486,600

--------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   1,486,600


--------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*
--------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)              7.3%

--------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*                                      CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS: Acadia Master Fund I, Ltd.
1.      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                    (a)     0
                                                                    (b)    |X|
--------------------------------------------------------------------------------
     SEC USE ONLY

--------------------------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION        Cayman Islands

--------------------------------------------------------------------------------
   NUMBER OF             SOLE VOTING POWER                          0
    SHARES
 BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
  PERSON WITH
--------------------------------------------------------------------------------
                   SHARED VOTING POWER                            1,372,245

--------------------------------------------------------------------------------
                   SOLE DISPOSITIVE POWER                           0

--------------------------------------------------------------------------------
                   SHARED DISPOSITIVE POWER                       1,372,245

--------------------------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,372,245


--------------------------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*
--------------------------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)              6.7%

--------------------------------------------------------------------------------
     TYPE OF REPORTING PERSON*                                      CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).        Name of Issuer:

                           Bimini Mortgage Management, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                           3305 Flamingo Drive, Suite 100
                           Vero Beach, FL  32963

Item 2(a).        Name of Persons Filing:

                           Jeffrey A. Miller
                           Eric D. Jacobs
                           Miller & Jacobs Capital, L.L.C.
                           Acadia Master Fund I, Ltd.
                           (collectively, the "Reporting Persons")

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  The principal business address of Jeffrey A. Miller, Eric D. Jacobs, and Miller & Jacobs Capital, L.L.C. is:

                           P.O. Box 26039
                           Gallows Bay Station
                           Christiansted, St. Croix, USVI 00824

                  The principal business address of Acadia Master Fund I,
                  Ltd. is:

                           c/o Butterfield Fund Services (Bermuda) Limited Rosebank Centre
                           11 Bermudiana Road
                           Hamilton HM 08
                           Bermuda


Item 2(c).        Citizenship:

                           Jeffrey A. Miller:  United States of America
                           Eric D. Jacobs:  United States of America
                           Miller & Jacobs Capital, L.L.C. is organized in the U.S. Virgin Islands
                           Acadia Master Fund I, Ltd. is organized in the Cayman Islands

Item 2(d).        Title of Class of Securities:

                           Class A Common Stock, $0.001 par value per share

Item 2(e).        CUSIP Number:

                           09031E400

Item 3. If this  statement is filed  pursuant to Rule  13d-1(b),  or 13d-2(b) or
        (c), check whether the person filing is a: Not Applicable

     (a)  [ ] Broker or dealer registered under Section 15 of the Exchange Act;

     (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

     (c)  [ ] Insurance  Company as defined in Section  3(a)(19) of the Exchange
          Act;

     (d) [ ] Investment Company registered under Section 8 of the Investment Company Exchange Act;

     (e)  [ ] Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [ ] Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [ ] Saving Association as defined in Section 3(b) of The Federal Deposit Insurance Act;

     (i) [ ] Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;

     (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).




Item 4.           Ownership.

                  A. Jeffrey A. Miller

                  (a)  Amount beneficially owned:                                     1,486,600
                  (b)  Percent of Class:                                                    7.3%
                  (c)   Number of shares as to which such person has:

                      (i)  Sole power to vote or direct the vote:                            0
                      (ii) Shared power to vote or to direct the vote:                1,486,600
                      (iii)Sole power to dispose or direct the disposition of:                0
                      (iv) Shared power to dispose or to direct the disposition of    1,486,600


                  B. Eric D. Jacobs



                                      -7-


                  (a)  Amount beneficially owned:                                     1,486,600
                  (b)  Percent of Class:                                                    7.3%
                  (c)   Number of shares as to which such person has:

                      (i)  Sole power to vote or direct the vote:                             0
                      (ii) Shared power to vote or to direct the vote:                1,486,600
                      (iii)Sole power to dispose or direct the disposition of:                0
                      (iv) Shared power to dispose or to direct the disposition of:   1,486,600


                  C. Miller & Jacobs Capital, L.L.C.

                  (a)  Amount beneficially owned:                                     1,486,600
                  (b)  Percent of Class:                                                    7.3%
                  (c)   Number of shares as to which such person has:

                      (i)  Sole power to vote or direct the vote:                             0
                      (ii) Shared power to vote or to direct the vote:                1,486,600
                      (iii)Sole power to dispose or direct the disposition of:                0
                      (iv) Shared power to dispose or to direct the disposition of:   1,486,600


                  D. Acadia Master Fund I, Ltd.

                  (a)  Amount beneficially owned:                                     1,372,245
                  (b)  Percent of Class:                                                    6.7%
                  (c)   Number of shares as to which such person has:

                      (i)  Sole power to vote or direct the vote:                             0
                      (ii) Shared power to vote or to direct the vote:                1,372,245
                      (iii)Sole power to dispose or direct the disposition of:                0
                      (iv) Shared power to dispose or to direct the disposition of:   1,372,245




     As calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Jeffrey A. Miller, Eric D. Jacobs and Miller & Jacobs Capital, L.L.C. beneficially own 1,486,600 shares of the Issuer's Class A Common Stock, representing 7.3% of the Class A Common Stock, and Acadia Master Fund I, Ltd. beneficially owns 1,372,245 shares of the Issuer's Class A Common Stock, representing 6.7% of the Class A Common Stock. Mr. Miller and Mr. Jacobs do not directly own any shares of Class A Common Stock, but they do indirectly own 1,486,600 shares of Class A Common Stock in their capacity as the sole managers and members of Miller & Jacobs Capital, L.L.C., a U.S. Virgin Islands limited liability company, which in turn (a) serves as the investment manager for Acadia Master Fund I, Ltd., a Cayman Islands exempted company ("Acadia Master I"), (b) serves as the investment manager for Acadia Master Fund II, Ltd., a Cayman Islands exempted company ("Acadia Master II"), (c) serves as a sub-advisor with discretionary investment advisory authority for Acadia Life International, Ltd., a Bermuda corporation ("Life"), and (d) serves as a sub-advisor with discretionary investment advisory authority for CT Explorer - Miller & Jacobs, a separately managed account ("CT Explorer").

Item 5.           Ownership of Five Percent or Less of a Class.

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                    Each of Acadia Master I, Acadia Master II, Life, and CT Explorer have the right to receive dividends and the proceeds from the sale of the shares of Class A Common Stock held by such person.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                           Not Applicable

Item 8.           Identification and Classification of Members of the Group.

                           Not Applicable

Item 9.           Notice of Dissolution of Group.

                           Not Applicable

Item 10. Certification.

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 2006

                       /s/ Jeffrey A. Miller
                       --------------------------------------------
                       Jeffrey A. Miller



                       /s/ Eric D. Jacobs
                       --------------------------------------------
                       Eric D. Jacobs



                       MILLER & JACOBS CAPITAL, L.L.C.


                       By:     /s/ Jeffrey A. Miller
                           ----------------------------------------
                       Name:   Jeffrey A. Miller
                       Title:  Managing Member



                       ACADIA MASTER FUND I, LTD.


                       By:     /s/ Peter Anderson
                          -----------------------------------------
                       Name:   Peter Anderson
                       Title:  Director




                                  EXHIBIT INDEX


Exhibits
--------

     1. Joint Filing Agreement, dated February 6, 2006, among Jeffrey A. Miller, Eric D. Jacobs, Miller & Jacobs Capital, L.L.C., and Acadia Master Fund I, Ltd.

                                    EXHIBIT 1
                                    ---------



                             JOINT FILING AGREEMENT

      The undersigned hereby agree that this Statement on Schedule 13G with respect to the beneficial ownership of shares of Class A Common Stock of Bimini Mortgage Management, Inc., is filed jointly, on behalf of each of them.


Dated:  February 6, 2006


                              /s/ Jeffrey A. Miller
                              --------------------------------------------
                              Jeffrey A. Miller



                              /s/ Eric D. Jacobs
                              --------------------------------------------
                              Eric D. Jacobs



                              MILLER & JACOBS CAPITAL, L.L.C.


                              By:     /s/ Jeffrey A. Miller
                                  ----------------------------------------
                              Name:   Jeffrey A. Miller
                              Title:  Managing Member



                              ACADIA MASTER FUND I, LTD.


                              By:     /s/ Peter Anderson
                                  ----------------------------------------
                              Name:   Peter Anderson
                              Title:  Director